DF Growth REIT II, LLC

750 B Street, Suite 1930

San Diego, CA 92101

January 27, 2021

Sent by Email and Filed Via EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, D.C. 20549

CFRealEstateandConstruction@sec.gov

Re:	DF Growth REIT II, LLC
Offering Statement on Form 1-A
Filed December 23, 2020
File No. 024-11394

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 p.m. EST on Friday, January 29, 2021.

Please notify our attorney, Mark Roderick, at (609) 923-4634, when qualification has become effective.

Thank you.

DF Growth REIT II, LLC

By: DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By
Craig Cecilio, Chief Executive Officer